Mail Stop 0308



March 1, 2005

Joseph W. Baty
Chief Financial Officer
Weider Nutritional International, Inc.
2002 South 5070 West
Salt Lake City, Utah    84104-4726

		RE: 	Weider Nutritional International, Inc.
			Form 10-K for the fiscal year ended May 31, 2004
			File No.  1-14608
			Form 10-Q for the six months ended November 30,
2004

Dear Mr. Baty,

	We have reviewed the responses in your letter filed on February
18, 2005 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      *	*	*	*

Form 10-K for the Year Ended May 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

Consolidated Financial Statements
Note 1:  Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2. We note your response to our prior comment 15. Please tell us the amounts of advertising expense for each period presented and the amounts of cooperative advertising payments included in the reported amounts. If material, please disclose your accounting policy for reporting advertising costs indicating whether such costs are expensed as incurred or the first time the advertising takes place, your accounting policy related to advertising allowances and the total amount charged to advertising expense for each period presented. Please refer to SOP 93-7. Please also disclose your accounting policies for sales incentives indicating sales incentives characterized as a reduction of revenues and sales incentives characterized as cost of sales. Tell us when you recognize the cost of coupons and the amounts of your liability for coupons for each period presented, whether you estimate breakage and, if so, the factors you consider in estimating the amount of future rebates or refunds. If the liability for coupons, or any accrued expense, is in excess of 5% of total current liabilities please state separately in your balance sheets or in the notes to your financial statements each item included in accrued liabilities that exceeds of 5% of current liabilities for each period presented.

Note 13:  Operating Segments, page F-18

3. We note your response to our prior comments 3 and 24. You indicate that management of your business units includes marketing investment directed to overall brand development, and not necessarily to specific product categories. We note that you disclose sales of
Schiff Move Free brand products in the description of your business, and that each business unit generally markets more than one brand of products. Please tell us whether any brands, other than your Schiff
Move Free brand products, accounted for more than 10% of your consolidated sales in any of the past three years. Please also tell us whether you report revenues for each of your brands in the financial information used to produce your general purpose financial statements. If so, please disclose revenues for your significant brands for each period presented.

Form 10-Q for the Quarter Ended November 30, 2004

Item1.  Financial Statements
Note 7:  Commitments and Contingencies, page 9

4. We note your response to our prior comment 29. Please explain to us why you believe that your accrual is a reliable estimate of your liability in light of the $4 million settlement fund. Tell us the terms and conditions contained in the settlement agreement that support your belief that ultimate cash disbursements will not exceed
$50,000. Tell us in detail the factors you considered in estimating the amount of coupons that will ultimately be issued and redeemed. In doing so, tell us the length of time coupons will be eligible for redemption and the historical experience regarding redemption rates you used in your determination, and why that historical experience is appropriate to use to estimate of the amount of loss under the circumstances. Please also tell us whether there is a reasonable possibility that the settlement amount not accrued will be incurred, and if not why. If there is a reasonable possibility that the settlement amount not accrued will be incurred, please disclose the additional exposure to loss as required by paragraph 10 of SFAS 5. Regarding each of the other litigation matters, tell us:
* The amount of alleged damages;
* Whether you are able to make a reasonable estimate the possible loss or range of loss and the amounts of those estimates;
* The degree of probability of an unfavorable outcome;
* Whether, and to what extent, losses may be recoverable from third parties; and
* The total amount accrued and the significant assumptions underlying your estimates.

      *	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 942-1920 or, in his absence, to William Thompson, Staff Accountant, at (202) 942-
1935, or the undersigned at (202) 942-2823. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director, at (202) 942-1900.


Sincerely,




Michael Moran
Branch Chief

??

??

??

??

Mr. Joseph W. Baty
Weider Nutritional International, Inc.
Page 3 of 3


3